[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA FEDEX AND EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lands’ End, Inc.

Amendment No. 3 to Registration Statement on Form 10-12B

Filed February 14, 2014

Amendment No. 4 to Registration Statement on Form 10-12B

Filed February 21, 2014

File No. 001-09769

Dear Mr. Reynolds:

On behalf of our client, Lands’ End, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 7, 2014, with respect to the filings referenced above.

Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form 10 (File No. 001-09769) (the “Registration Statement”) is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 5 marked to indicate changes from the version of the Registration Statement filed on February 21, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 5. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Financial Instruments with Off-Balance Sheet Risk, page 49

1.	We note that you will revise the Form 10 to disclose the total amount and other material terms of the ABL Facility in a future amendment. Please confirm our understanding that this will be a pre-effective amendment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

March 11, 2014

Response: The Information Statement has been revised on pages 51-53 in response to the Staff’s comment.

Executive Compensation, page 67

2013 Annual Incentive Plan Opportunity, page 70

2.	We note the revised disclosure regarding your named executive officers. Please revise to disclose the 2013 financial performance goals and targets used to calculate the named executive officers’ incentive compensation or tell us why you believe that is not material disclosure. See Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

Response: The Company respectfully notes that performance in respect of the objectives applicable in 2013 under the Sears Holdings Corporation Annual Incentive Plan and long-term incentive opportunities has not achieved the threshold level required to generate any incentive payment, and that any incentive payments arising out of ongoing performance periods under the long-term incentive opportunities will be forfeited by participants who are named executive officers of the Company on the distribution date. The Company believes that no such objective can be material to an understanding of the compensation provided as it did not trigger any incremental cost or provide any incremental compensation, and that the description of the Lands’ End business unit performance goals is sufficient for an investor’s understanding of the applicable objectives to the Sears Holdings Corporation Annual Incentive Plan. With respect to the other objectives, the Company believes that lack of materiality is particularly apparent, given that these objectives related to the historical performance of Sears Holdings or one of its business units which will not be continuing operations of the Company. Following the spin-off, the Company will be a publicly traded company independent from Sears Holdings and the Company’s named executive officers will not participate in Sears Holdings’ incentive plans. The Company will not assume any portion of such plans upon the spin-off. As a result, the Company believes that such historical performance targets that did not render any compensatory payment are not material to an investor’s understanding of the Company’s compensation programs or practices.

Certain Relationships, page 85

3.	We note your revised disclosure in response to comment 6 of our letter dated February 10, 2014 and we partially reissue the comment. It appears several material terms are still not disclosed. For example, please quantify the commissions and “certain percentage of the price of goods sourced through SHGS” pertaining to the Buying Agency Agreement. As other non-exclusive examples, please disclose (i) the estimated assets and liabilities addressed in the Separation and Distribution Agreement, (ii) the fees, or estimated fees, associated with the Shop Your Way Retail Establishment Agreement and (iii) the fees associated with the Lands’ End Shops at Sears Retail Operations Agreement, currently referenced as “the fees specified in the agreement.”

Response: The Information Statement has been revised on pages 107-114 in response to the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

March 11, 2014

We hope that the foregoing, and the revisions set forth in Amendment No. 5, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1393 or by email at IKirman@wlrk.com.

Sincerely,

/s/ Igor Kirman

Igor Kirman

Enclosures

cc:	Edgar O. Huber

Chief Executive Officer

Lands’ End, Inc.

Dorian R. Williams

Vice President and Deputy General Counsel

Sears Holdings Corporation